April 21, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gary Newberry and Kevin Kuhar

Re:	Amryt Pharma plc Registration Statement on Form F-1 Submitted February 19, 2020 CIK No. 0001783010

Ladies and Gentlemen:

On behalf of Amryt Pharma plc (the “Company”), set forth below are the Company’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which were contained in your letter, dated March 17, 2020 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form F‑1 (the “Registration Statement”). Each Staff comment is set forth below, followed by the Company’s corresponding response. For ease of reference, each heading and numbered paragraph below corresponds to the heading and numbered comment provided in the Comment Letter.  Any page reference included in response corresponds to the page number of the Registration Statement, which is being confidentially submitted today.

Draft Registration Statement on Form F-1
Cover page

1.
We note your disclosure on the prospectus cover page that the last reported sale price of your ordinary shares on the London AIM market was £ ___ per ordinary share, equivalent to $ ___ per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar as the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the London AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. Please refer to the instructions to Item 501(b)(3) of Regulation S-K which require bona fide pricing information for offerings by companies not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

In response to the Staff’s comment, the Company has revised the cover page of the prospectus to clarify that the Company expects to price the U.S. IPO at a price that is substantially similar to the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate.

Prospectus Summary
Overview, page 3

2.
We note your disclosure in footnote four to your program chart that AP101 was approved in 2016 by the European Medicines Agency (EMA) for the treatment of partial thickness wounds in adults, but has not been commercially launched. We note also your discussion in the Business section beginning on page 84 of three Phase 3 clinical trials of AP101 for the treatment of other partial thickness wounds and statement that you do not intend to pursue this indication but focus your development of AP101 on the treatment of Epidermolysis Bullosa (EB). Please tell us whether you have been permitted to rely on, or anticipate being permitted to rely on, data from such clinical trials for the treatment of partial thickness wounds for purposes of securing marketing approval for the treatment of EB and if that is not the case, please tell us why you believe such disclosure is appropriate. Please address as part of your response your presentation of pooled data.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company intends to rely on the three partial thickness wounds (“PTWs”) Phase 3 clinical trials in the Company’s new drug application and marketing authorization application. The Company considers the data supportive in the assessment of safety and efficacy of AP101 for the target indication in EB.

Patients with EB also suffer from PTWs and the process that leads to wound healing involves the same cellular mechanisms as those seen in other examples of PTWs such as burns and split-thickness skin graft donor sites.

The observations of accelerated wound healing in the Phase 3 trials of PTWs contribute key clinical evidence of the biological activity and pharmacodynamic effect of AP101. In addition the Company expects the FDA, EMA and other health authorities will want to evaluate the safety data to supplement the EASE trial data due to the small size of the study, even though the data must be interpreted with caution due to differences in study design and patient population disease characteristics.

The Company presented pooled safety data for all three PTW Phase 3 trials. The rationale is based on the fact that the trials were almost identical in design. The enrolled patient population characteristics were very similar and pooling safety data is always performed when possible to increase the number of exposed patients for a more precise estimation of the true incidence of any adverse events that might be expected when much larger numbers of patients are exposed. This approach was endorsed by the EMA.

Implications of Being an Emerging Growth Company, page 5

3.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

As discussed with the Staff earlier today by telephone, we will provide an opportunity for the Staff to review copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.  The Company further advises the Staff that it has collected copies of all such materials from potential investors.

Risks Associated with our Business, page 5

4.	Please add a bullet point that includes your amount of outstanding debt as of December 31, 2019 and highlights the risk of your debt obligations.

In response to the Staff’s comment, the Company has added a new bullet on page 5 to include the Company’s amount of outstanding debt as of December 31, 2019 and revised the fourth bullet, which discloses certain risks relating to the Company’s debt obligations, to provide additional detail on the risks of the Company’s debt obligations.

Risk Factors
Risks Related to Our Business, Financial Condition and Capital Resources
Restrictive covenants in certain of the agreements and instruments governing our indebtedness..., page 15

5.	Please expand your risk factor to disclose provisions in your debt agreements that provide for cross-default with other of your debt agreements, as referenced on pages 135 to 136.

In response to the Staff’s comment, the Company has revised the risk factor to disclose the existence of cross-default provisions and to provide cross-references to the descriptions thereof.

Use of Proceeds, page 57

6.
Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.

In response to the Staff’s comment, the Company has revised the discussion on page 60 to clarify that the Company will use the net proceeds of the offering for general corporate purposes and, potentially, for acquisitions.  There are no current plans for such acquisitions, and therefore the revised disclosure does not break down the proceeds by principal uses.

Management’s Discussion and Analysis and Results of Operations
Research and Development Expenses, page 69

7.
Please revise your disclosure to quantify the research and development expenses by product candidate. To the extent that you do not track expenses by product candidate, please disclose as such and disclose the costs incurred by the types of costs classified as research and development for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page 76 to provide further detail on research and development expenses.

Intellectual Property, page 90

8.
Please revise this section to clearly disclose the patents that relate to each of your commercialized products and development stage products, including the type of patent protection, whether the patent is issued or pending, the expiry date and relevant jurisdiction. In this regard, as examples only, we note the following:

•
disclosure indicating your lomitapide patent portfolio includes patents that provide protection into “2027 in the United States and into 2025 in the European Union with supplementary protection granted to extend patent protection in major EU countries into 2028” and that granted patents “expire between 2019 and 2030 and pending patent applications (if granted) would expire at the latest in 2039, or later.”

•	reference to patents that provide orphan exclusivity for metreleptin for a specified period; and

•	reference to global intellectual property coverage.

Please also revise your discussion of orphan drug exclusivity to clearly distinguish among granted designations, designations you plan to seek and designations that have expired.

In response to the Staff’s comment, the Company has revised the disclosures on pages 104 and 105 to disclose the patents that relate to each of the Company’s commercialized products and development stage products, including the type of patent protection, whether the patent is issued or pending, the expiry date and relevant jurisdiction.

University College Dublin In-License Agreement, page 91

9.
Please revise your disclosure of the termination provisions under the agreement to provide the anticipated expiry of patents licensed under the agreement, the period of orphan drug exclusivity and the circumstances under which University College Dublin may terminate the agreement. Please revise to provide similar disclosure throughout this section where you reference patent expiry and/or data or market exclusivity with respect to termination rights. Please also revise to clarify whether the “Completion Date” for purposes of the Japan Lomitapide License Agreement has occurred.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106 and 107 of the termination provisions in the University College Dublin In-License Agreement to provide the anticipated expiry of patents licensed under the agreement, the period of orphan drug exclusivity and the circumstances under which University College Dublin may terminate the agreement.  The Company also has revised similar disclosure on pages 107 to 110 where patent expiry and/or data or market exclusivity with respect to termination rights are referenced.  Finally, the Company has revised the disclosures of the Japan Lomitapide License Agreement on pages 107 and 108 to clarify whether the “Completion Date” for purposes of this agreement has occurred.

University of Pennsylvania Lomitapide License Agreement, page 92

10.
We note your discosure that if the indication is not homozygous familial hypercholesterolemia (HoFH) or severe refractory hypercholesterolemia, then additional payments are required to be made upon the occurence certain milestone events. If applicable to your development of lomitapide for the treatment of familial chylomicronemia syndrome (FCS), please revise your disclosure provide your potential payment obligations.

In response to the Staff’s comment, the Company has revised the discussion of the University of Pennsylvania Lomitapide License Agreement on page 107 to provide the Company’s potential payment obligations.

Amgen License Agreement, page 93

11.
Please revise your disclosure of the royalty term under the agreement to provide the anticipated patent expiry and referenced data exclusivity period. Additionally, please expand your disclosure of the terms of the National Institutes of Health (NIH) License Agreement to include the circumstances under which NIH may terminate the agreement.

In response to the Staff’s comment, the Company has revised the disclosure of the Amgen License Agreement on page 109 to provide the anticipated patent expiry and referenced data exclusivity period.  The Company also has revised the disclosure of the National Institutes of Health License Agreement on page 110 to include the circumstances under which NIH may terminate the agreement.

If you have any questions regarding the Registration Statement or the responses set forth above, please do not hesitate to call me at (212) 351-4046.

Sincerely,

/s/ Boris Dolgonos

Boris Dolgonos

cc:	Joseph A. Wiley, Amryt Pharma plc Rory P. Nealon, Amryt Pharma plc John McEvoy, Amryt Pharma plc Brian K. Rosenzweig, Covington & Burling LLP Lilit Kazangyan, Covington & Burling LLP